Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

2XL Swagger Brands, Inc.
100 Congress Ave. Suite 2000
Austin, TX 78701
http://www.2xlswagger.com/

Up to $1,069,873.92 in Class B Non-Voting Common Stock at $5.44
Minimum Target Amount: $9,998.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: 2XL Swagger Brands, Inc.
Address: 100 Congress Ave. Suite 2000, Austin, TX 78701
State of Incorporation: DE
Date Incorporated: May 20, 2020

Terms:

Equity

Offering Minimum: $9,998.72 | 1,838 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,069,873.92 | 196,668 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $5.44
Minimum Investment Amount (per investor): $195.84

<u>COVID Relief</u>

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Company Perks*</u>

<u>*Time-Based:*</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500+ | Here Kitty, Kitty

Invest $500+ and receive a set of fun Branded stickers/ temporary tattoos and PinkKitty ears. All the craze at our promotions.

$1,000+ | "All Good Things…"

Invest $1,000+ and receive one "All Good Things Are Wild and Free" t-shirt with our logo and PinkKitty ears.

$2,500+ | Rhino Rush

Invest $2,500 and receive 5% bonus shares, two "All Good Things Are Wild and Free" t-shirt with our logo and PinkKitty ears.

$5,000+ | Show The Kitty Some Love

Invest $5,000 and receive 7% bonus shares, two T-shirts, a set of PinkKitty and EasyRhino Branded Shot Glasses, and PinkKitty ears.

$10,000+ | It's All About The Animal In You

Invest $10,000 and receive 10% bonus shares, PinkKitty and EasyRhino Branded Shot Chiller dispenser, two T-shirts, a set of Branded Shot Glasses, PinkKitty ears, and 20% off your Lifetime subscription to our "Spirit of The Month" Club (launching Q1 2021).

All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

2XL Swagger Brands, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $5.44/ share, you will receive and own 110 shares for $544. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible

for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

2XL Swagger Brands, Inc. previously operated as an LLC and converted to a Delaware Corporation on May 19th, 2020. We are located in Austin, TX, and is founded and promoted by Robert J. Tushinsky.

Our Products

2XL Swagger Brands, Inc. (2XL) is an innovative alcoholic beverage startup.

The company's initial gender-specific brands, PinkKitty® Liqueur ® (PKL) and EasyRhino Liqueur ®(ERL) are the first natural aphrodisiac spirits to hit the fast-growing, niche alcohol market.

The initial plans of the company are to produce two main lines of Specialty Spirits/Liqueurs products primarily focusing on the brand name PINK KITTY LIQUEUR® AND EASY RHINO LIQUEUR®. Trademarks for both have been applied and secured ("'85719694'"). These separate products, one formula for women and one for men are bottled in 750ml. The products are a flavored vodka with a blend of special herbs for men and for women that will help to enhance and ignite the moods of passion and arousal. The products achieve the benefits of herbal Viagra, but in spirits created for men and women respectively.

The company brought both products onto the market and is generating sales via different distributors.

Our Team and Story

The company is made up of seasoned entrepreneurs and executives with expertise in sales, marketing, branding, manufacturing, and medical herbs.

It all began forty plus years ago when Robert Tushinsky was a child. His father Joseph S. Tushinsky, would make his own "moonshine". He would take vodka and infuse it with his favorite fruits and berries, and unknown at the time, he also added certain herbs. He called his beverage "Fruitka" and shared it with his friends and business contacts. Robert Tuskinsky remembers his father would bottle them in beautiful crystal bottles and present them as gifts to Sony executives.

It wasn't until after Tushinsky's dad died and he was at his uncle's house for dinner when he learned the details of the popular Fruitka. From that dinner in 1993

Tushinsky began to recreate his dad's invention to share with his own group of friends. He started by visiting a local herbal store in Beverly Hills and bought the herbs suggested to him by the herbalist. Through the years he has spoken to many herbalists and ND's who have helped him to refine the selection of ingredients. It was through this research with these professionals that he learned that there is a specific blend of herbs that work best for each sex.

Focus groups and taste testing have also been conducted with groups ranging from 9 to 45 participants to determine flavor profiles.

On a large scale, market research that has been done on the industry as a whole demonstrates that the alcohol industry market is growing and changing. Generally, there is a trend toward more appealing and attractive spirits. In addition, this same market is not only more image-conscious but appreciative of a quality spirit as it is more selective. Therefore with the emergence of this generation of individuals, the appreciation of quality products and packaging, we hope our product line will be popular.

Our Business Model

As with any alcohol-based company, branding is paramount to continued success. This is why 2XL has spent tremendous resources in developing a strong connection with our customers by developing products that resonate with our hip, active target market.

2XL Swagger Brands' core competency and focus are on launching and promoting innovative brands. While 2XL focuses on marketing, its partners handle the key components of production, distribution, and licensing; ensuring our spirits continually reach new customers.

The production and bottling of the spirits are outsourced to Top Shelf Spirits in Tulia, Texas.

Whole Distribution via Republic National Distribution for Colorado and ATX Wholesale Liquors for Texas.

Retail sales via online eCommerce websites Valley Beverage and Total Wine & More.

And all backend matters such as State compliance and logistic is outsourced to Park Street Imports.

These key strategic partnerships ensure that sales growth and product quality remain constant and allow the 2XL team to focus on marketing and innovating. Additionally, these partners allow the 2XL overhead to remain low.

Mission, Vision, Objective and Value

Mission: to create a brand that has universal appeal and meets the demands of the diverse sexually active market segments.

Vision: to seduce every buyer with a product that is made from the finest ingredients and instills a level of confidence and excitement.

Objective: to vigorously undertake new channel and distribution development in addition to deploying aggressive marketing strategies for business growth. To formulate strategic alliances while carrying on its business activities.

Values: committed to an open governance system whereby its activities are managed and undertaken ethically, transparently, and in the interests of all concerned stakeholders.

Competitors and Industry

The Spirit's Industry is highly competitive with many new entrants such as ourselves competing for limited shelf space. However, while competitive products for 2XL Swagger Brands, Inc. do exist, they do not fulfill the same niche as PinkKitty and EasyRhino. The company's initial gender-specific brands, PinkKitty® Liqueur and EasyRhino® Liqueur are the first natural aphrodisiac spirits with no other comparable products in the market.

But as a whole, the spirits industry is highly competitive with Key industry conglomerates: Diageo, Pernod, Suntory, and Brown-Forman controlling a majority of the market share.

Current Stage and Roadmap

Current Stage

The company will take a phased approach while launching its products. This approach will not only provide a better understanding of the market and customer needs but also provide an opportunity for the company to make the necessary adjustments to its product, based on customer feedback and their requirements.

In September 2016, 2XL launched the Pink Kitty and Easy Rhino brands into its beachhead market in Austin, Texas. To date, we have acquired accounts in 92 bars/restaurants and 46 liquor stores and even a small expansion into the nearby San Antonio market. We have formed a partnership with wholesale distributors, eCommerce retailers, and an importer in Germany.

Roadmap

The results of the roll out into Austin has driven management to ramp up a larger expansion plan. With a successful raise, we plan to increase marketing and sales efforts to gain a deeper foothold in Texas and rollout a launch into California, Nevada, Florida, and New York/New Jersey.

The Team

Officers and Directors

Name: Robert Tushinsky

Robert Tushinsky's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/President/CEO
  Dates of Service: December 17, 2012 - Present
  Responsibilities: Responsible for all aspects of 2XL operations from product production, sourcing materials, sales and marketing. Robert does not currently take any salary compensation.

Other business experience in the past three years:

- **Employer:** PEMF Systems Inc.
  Title: Marketing and Sales Manager
  Dates of Service: June 12, 2007 - Present
  Responsibilities: responsible for over 60 sales reps

Name: David Cadis

David Cadis's current primary role is with Marmol. David Cadis currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: July 08, 2017 - Present
  Responsibilities: Investor relations. David does not currently take any salary compensation.

- **Position:** COO
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Sales and distribution.

Other business experience in the past three years:

- **Employer:** Marmol
  Title: President/CEO
  Dates of Service: June 01, 2008 - Present
  Responsibilities: managing partner

Name: Robert Guglielmi

Robert Guglielmi's current primary role is with Guglielmi and Ohira. Robert Guglielmi currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Managing Partner/Accounting. Robert does not currently take any salary compensation.

Other business experience in the past three years:

- **Employer:** Guglielmi and Ohira
  Title: partner
  Dates of Service: July 01, 2000 - Present
  Responsibilities: managing partner accountant

Name: Eric Reininger

Eric Reininger's current primary role is with PROEBD. Eric Reininger currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Consult and assist CEO. Eric does not currently take any salary compensation.

Other business experience in the past three years:

- **Employer:** PROEBD
  Title: owner
  Dates of Service: January 01, 2001 - Present
  Responsibilities: insurance sales

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the CLASS B NON-VOTING COMMON STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any CLASS B NON-VOTING STOCK purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the liquor industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current products are variants on one type of liquor, providing a unique gender specific spirit . Our revenues are therefore dependent upon the market for such product.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FAC (Federal Alcohol Commission),and State alcoholic beverage commissions and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best

interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

Terms of subsequent financings may adversely impact your investment.

We may need to engage in common equity, debt, or preferred stock financing in the future, as a result of which your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Additional shares of preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock,

institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

If our brand does not achieve more widespread consumer acceptance, our growth may be limited.

Our brand is early in its growth cycle and has not yet achieved extensive brand recognition. Accordingly, if consumers do not accept our brand, we will not be able to penetrate our markets and our growth may be limited.

We depend on a limited number of suppliers. Failure to obtain satisfactory performance from our suppliers or loss of our existing suppliers could cause us to lose sales, incur additional costs and lose credibility in the marketplace.

We depend on a limited number of third-party suppliers for the sourcing of our products. These suppliers consist of third-party distillers, bottlers and producers. We do not have long-term written agreements with all of our suppliers. The termination of our agreements or an adverse change in the terms of these agreements could have a negative impact on our business. If our suppliers increase their prices, we may not have alternative sources of supply and may not be able to raise the prices of our products to cover all or even a portion of the increased costs. Also, our suppliers' failure to perform satisfactorily or handle increased orders, delays in shipments of products from suppliers or the loss of our existing suppliers, especially our key suppliers, could cause us to fail to meet orders for our products, lose sales, incur additional costs and/or expose us to product quality issues. In turn, this could cause us to lose credibility in the marketplace and damage our relationships with distributors, ultimately leading to a decline in our business and results of operations. If we are not able to renegotiate these contracts on acceptable terms or find suitable alternatives, our business could be negatively impacted.

We depend on our independent wholesale distributors to distribute our products. The failure or inability of even a few of our distributors to adequately distribute our products within their territories could harm our sales and result in a decline in our results of operations.

We are required by law to use state licensed distributors and state-owned agencies to sell our products to retail outlets, including liquor stores, bars, restaurants and national chains in the U.S. We have established relationships for our brands with wholesale distributors in many states; however, failure to maintain those relationships could significantly and adversely affect our business, sales and growth. Over the past decade there has been increasing consolidation, both intrastate and interstate, among distributors. As a result, many states now have only two or three significant distributors. Also, there are several distributors that now control distribution for several states. As a result, if we fail to maintain good relations with a distributor, our products could in some instances be frozen out of one or more markets entirely. The ultimate success of our products also depends in large part on our distributors' ability and desire to distribute our products to our desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. We have no formal distribution agreements or minimum sales requirements with any of our distributors and they are under no obligation to place

our products or market our brands. Moreover, all of them also distribute competitive brands and product lines. We cannot assure you that our U.S. alcohol distributors will continue to purchase our products, commit sufficient time and resources to promote and market our brand and product lines or that they can or will sell them to our desired or targeted markets. If they do not, our sales will be harmed, resulting in a decline in our results of operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert Tushinsky	1,350,000	Class A Voting Common Stock	61.17

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 196,668 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 3,000,000 with a total of 2,206,786 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors,

and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and

uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2019, compared to the year ended December 31, 2018</u>

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

<u>Revenues</u>

Revenue for fiscal year 2019 was $155,395, increase of approximately $135,000 over fiscal year 2018, $19,378

Revenue of $155,395. As a result of marketing and promotional focus on the U.S. market and global markets.

<u>Cost of Sales</u>

The cost of sales in 2019 was $65,039 increase of approximately $48,467 compared to $16,572 in the fiscal year 2018. There were no changes to the cost of sales related to production, ingredients, or bottles.

<u>Gross Margins</u>

In 2020 we expect gross profit margins to increase significantly as a result of a decrease in the cost of goods sold. The cost per case in 2020 has been reduced to $108 as a significant reduction in bottle costs was strategically negotiated. As compared to the cost per case of $168 in 2018 and 2019.

<u>Expenses</u>

The Company's expenses consist of, among other things, advertising, marketing and sales expenses, licensing, freight and shipping, and professional services. Expenses in 2019 increased $158,397 from expenses in 2018 of $82,963 . Approximately $75,000 of this increase was due to increased sampling via promotion and marketing.

Historical results and cash flows:

In past years we used cash flow for research, focus groups, and test marketing which included many demographics and age groups. Now that we have identified the specific age groups and demographics, our primary cash flow focus will be concentrated on sales and distribution into those proven identified markets.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Due to the increasing demand for 2XL Swagger Brands gender-specific Vodka based Liquor our product cash flow has been tight. All profits and available cash have been invested back into the Companies production of Vodka based Liquor and to pay brand ambassadors to help market our products.

Our estimates of expenses and anticipated growth are driven by our new approach to the markets and strategic marketing alliance we have been developing with iHeart media.

Our ability to continue in the next 12 months depends on our ability to obtain sources of capital to fund our continuing operations and to fund our operations in the beverage industry. We will continue to rely on loans from management and/or affiliated shareholders or we may raise additional capital through interim financing to meet our general cash flow requirements.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from this campaign are a critical factor as a financial resource due to the demand for our product and the ability to fulfill that demand that we have created.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The campaign raise is necessary to the viability of the company as it will allow the company to produce the forecasted amount of our distributors over the next six months.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With a minimum raise of $10,000 our goal is to expand and launch new marketing and advertising campaigns. With increased US coverage and additional brand ambassadors we will be re-working our expanding our marketing campaign with our new launch in 2020.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will be able to operate for an additional 18 months if the maximum funding amount is achieved.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Nothing is currently planned with the exception of PPP and SBA resources for loss of business due to COVID19.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,000,000.00

Valuation Details:

Sprit industry evaluation and purchase prices are very speculative and do not follow a consistent matrix. For example, the following company's had a very different market share and sales volumes and sold for very different valuations: Deep Eddy Vodka $420 Million, Casamigos $1 Billion+ and Patron $5 Billion. M&A valuations have ranged between $3,000 to $11,000 per 9L case units sold and brands reaching close to or surpassing an industry milestone of 100,000 9L case volume tend to gain valuation on the higher end ($8.3k - $11k).

We have undertaken several efforts to produce a valuation of the company and base the12M valuation primarily on the company's investments to date, sweat equity of the founder and other executives on the team, several awards, accolades and cross-promotions which have risen the profile of the brands, historical acquisition data (as described above), and the rapid potential of the company's new business model.

Specifically, we analyzed and considerated:

(1) The untapped market of craft spirits, currently a $24.1 Billion industry, growing at $1.3B per year as well as the submarket of creative new products.

(2)The possession of local and trusted relationships for marketing the PinkKitty and EasyRhino Brands, and strategic assets and to leverage the branding, and quality product to fulfill that market. In additonal, the overwhelmingly positive product

feedback from spirit industry professional mixologists, influencers, and consumers.

(3) The intellectual property and recipes of the company which have been painstakingly developed over the last 8 years.

(4) The company's federal and local permits.

(5) The nearly 9 years of sweat equity of the founder and executive team members.

(6) The Press coverage and Social Media presence.

Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.72 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Legal and Professional Services*
  96.5%
  If 2XL Swagger meets its minimum funding goal of $10K the proceeds will go directly to legal and professional services retained for this raise.

If we raise the over allotment amount of $1,069,873.92, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  76.5%
  If 2XL Swagger raises the maximum funding goal, 75% of the proceeds will be directed to marketing efforts to expand our markets to four additional states listed in our plan.

- *Inventory*
  20.0%
  if 2XL achieves it's goal of $1.07M 20% of the funds will be used to produce more product.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.2xlswagger.com/ (http://www.company.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/2xl

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 2XL Swagger Brands, Inc.

[See attached]

2XL SWAGGER BRANDS LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Swagger Brands, LLC
Austin, Texas

We have reviewed the accompanying financial statements of 2XL Swagger Brands, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 09, 2020
Los Angeles, California

2XL SWAGGER BRANDS, LLC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	16,287	$	7,898
Inventories		137,760		80,040
Total current assets		**154,047**		**87,938**
Intangible assets, net		59,543		66,487
Total assets	$	**213,590**	$	**154,425**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Other current liabilities	$	161,745	$	84,370
Total current liabilities		**161,745**		**84,370**
Total liabilities		**161,745**		**84,370**
MEMBERS' EQUITY				
Members Equity		431,320		373,600
Retained earnings/(Accumulated Deficit)		(379,475)		(303,545)
Total members' equity		**51,845**		**70,055**
Total liabilities and members' equity	$	**213,590**	$	**154,425**

See accompanying notes to financial statements.

2XL SWAGGER BRANDS, LLC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2019**		**2018**
(USD $ in Dollars)				
Net revenue	$	155,395	$	19,379
Cost of goods sold		65,039		16,572
Gross profit		90,356		2,807
Operating expenses				
General and administrative		166,286		98,702
Total operating expenses		166,286		98,702
Operating income/(loss)		(75,930)		(95,895)
Interest expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(75,930)		(95,895)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(75,930)**	**$**	**(95,895)**

See accompanying notes to financial statements.

2XL SWAGGER BRANDS, LLC.
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and 2018

(in thousands, $US)	Members' Equity		Accumulated Deficit		Total Members' Equity	
Balance—December 31, 2017	$	**373,600**	$	**(207,650)**	$	**165,950**
Net income/(loss)		-		(95,895)		(95,895)
Balance—December 31, 2018	$	**373,600**	$	**(303,545)**	$	**70,055**
Contribution		57,720		-		57,720
Net income/(loss)		-		(75,930)		(75,930)
Balance—December 31, 2019	$	**431,320**	$	**(379,475)**	$	**51,845**

See accompanying notes to financial statements.

2XL SWAGGER BRANDS, LLC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(75,930)	$	(95,895)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of intangibles		6,944		6,944
Changes in operating assets and liabilities:				
Inventory		(57,720)		15,785
Other current liabilities		77,375		64,370
Net cash provided/(used) by operating activities		**(49,331)**		**(8,796)**
CASH FLOW FROM FINANCING ACTIVITIES				
Contribution/(Distribution)		57,720		-
Net cash provided/(used) by financing activities		**57,720**		**-**
Change in cash		8,389		(8,796)
Cash—beginning of year		7,898		16,694
Cash—end of year	$	**16,287**	$	**7,898**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

2XL Swagger Brands, LLC was formed on December 14, 2012 in the state of Texas. The financial statements of 2XL Swagger Brands, LLC, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in the Austin, Texas.

2XL Swagger Brands, LLC launches PinkKitty Liqueur as the next evolution in this exciting brand's future. We have mastered the secret of seductive herbs in a breakthrough Maca, Damiana and Avina Sativa infused Vodka based Spirit that could change millions of lives around the world.

2XL Swagger Brands, LLC is a wholesaler of its proprietary spirits PinkKitty and EasyRhino Liqueurs. 2XL Swagger Brands, LLC has its products produced by Top Shelf Spirits (TSS). Product is sold to distributors. The distributors sell the products to retail customers.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, and first-out method (FIFO).

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally

2XL SWAGGER BRANDS, LLC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed all its tax returns from inception through December 31, 2019, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues from the sale of its liqueurs products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 09, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Finished Goods	$ 137,760	$ 80,040
Total Inventories	**$ 137,760**	**$ 80,040**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities, and other long-term liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Other Current Liabilities consist of:		
Subscription Deposit	$ 161,745	$ 84,370
Total Other Current Liabilities	**$ 161,745**	**$ 84,370**

5. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases a facility under operating lease arrangements expiring in 2020. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

As of Year Ended December 31, 2019		
2020	$	824
2021		412
2022		-
2023		
2024		-
Thereafter		-
Total future minimum operating lease payments	**$**	**1,236**

Rent expense for the fiscal years 2019 and 2018 was $1,390 and $1,241, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Members' Name	Ownership
Robert Tushinsky	61.17%
Eric Reininger	12.91%
David Cadis	7.48%
Benny Boyd	2.72%
Julie and Donald Jones	1.36%
Sandeep Zaveri	2.72%
Charles Cadis	1.36%
Michael Cadis	1.36%
Josh Dome	1.36%
Robert McDonald	2.72%
Meilani Hewett	1.36%
Robert Guglielmi	2.04%
Eva Sluprizio	0.23%
Michelle Ghent	0.23%
Stewart Cunningham	0.45%
Sean Nicholson	0.45%
Thomas P. Frazier	0.08%

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 09, 2020, the date the financial statements were available to be issued.

On May 18, 2020, 2XL Swagger Brands, LLC. converted to a Delaware C Corporation called 2XL Swagger Brands, Inc. 2XL Swagger Brands, Inc is authorized to issue a total of 5,000,000, Common Stock at a par value of $0.0001. The Common Stock consists of 3,000,000 shares of Class A Common Voting rights, and 2,000,000 of Class B Non-Voting rights.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $379,475 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


2XL Swagger Brands, Inc.

Aphrodisiac Spirits





Website   📍 Austin, TX   **FOOD & BEVERAGE**

2XL Swagger Brands produce herb-infused spirits for him and her with highly-differentiated branding. We are building a new and exciting spirit category!

$33,309 raised ⓘ

47 Investors	**41** Days Left
$5.44 Price per Share	**$12M** Valuation
Equity Offering Type	**$195.84** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates[6]   Comments   ♡ Follow

Reasons to Invest

- The functional beverage market is forecasted to be growing at 8.66%, while the market for herbal sex supplements is forecasted to be growing at over 10%

- 2XL Swagger's team have multiple decades of celebrated product management and manufacturing expertise

- Our liquor has garnered an 85% resale rate — when people try our unique flavors they want to come back for more

"The World's Most Seductive Spirit Brand"

Bonus Rewards

Get rewarded for investing more into 2XL Swagger Brands, Inc.

$195+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program please see the Offering Summary section below.

Alcohol brings people together, but sometimes it can throw a wrench in your sex life

Throughout the beverage industry, the demand for functional benefits has been skyrocketing, yet we believe for some reason, the spirit market has continued playing by the same-old playbook.

Not only is this a failure to not follow the trend in the larger market place, but the spirits market represents a unique and obvious opening for a functional drink: libido. We believe alcohol can hamper sex drive, so why aren't any spirits on a mission to fix that problem?



IT'S NO SECRET

ALCOHOL CAN HAMPER SEX DRIVE,

SO WHY AREN'T ANY SPIRITS ON A MISSION TO FIX THAT PROBLEM?

THE SOLUTION

Aphrodisiac spirits with unique tastes for

$500+
Investment

Here Kitty, Kitty

Invest $500+ and receive a set of f...
branded stickers/temporary tattoo
PinkKitty ears. All the craze at our
promotions.

$1,000+
Investment

"All Good Things..."

Invest $1,000+ and receive one "All
Things Are Wild and Free" t-shirt w...
our logo and PinkKitty ears.

$2,500+
Investment

Rhino Rush

Invest $2,500 and receive 5% bonu...
shares, two "All Good Things Are W...
and Free" t-shirt with our logo and
PinkKitty ears.

$5,000+
Investment

Show The Kitty Some Love

Invest $5,000 and receive 7% bonu...
shares, two t-shirts, a set of PinkKi...
EasyRhino branded shot glasses, a...
PinkKitty ears.

$10,000+
Investment

It's All About The Animal In You

Invest $10,000 and receive 10% bo...
shares, PinkKitty + EasyRhino bran...
shot chiller dispenser, two t-shirts,
of branded shot glasses, PinkKitty
and 20% off your lifetime subscrip...
"Spirit of The Month" Club (launch...
2021)

Aphrodisiac spirits with unique tastes for Him and Her

2XL Swagger Brands' flagship products, PinkKitty® and EasyRhino® are aimed at women and men respectively and boast a totally unique flavor profile. With hints of floral, sweet fruit aromas, and a smooth finish, even skeptics are forced to concede our liqueurs are one-of-a-kind.

INFUSED
WITH
SENSUAL
HERBS



Our vodka-based liqueurs are infused with a blend of herbs with known benefits in the libido and mood-boosting department. Finally, a spirits brand bringing functionality to the space — without compromising on taste.

INFUSED
WITH
MANLY
HERBS



THE MARKET

Sitting on the cross-section of multiple

rapidly accelerating market segments

Since we offer such a differentiated product, we benefit from the growth of multiple different intersecting markets.

1. In our opinion, more and more consumers are seeking an assist in their sex-life, but rather than turning to traditional pharmaceuticals, an increasingly high proportion are exploring natural alternatives like herbs. This market is exploding — forecasted to be growing at over 10% each year.
2. The functional beverage market continues to undergo rapid growth, with a forecasted CAGR of 8.66% worldwide.
3. Spirits have been steadily stealing market share from beer over the last two decades, and many brands have turned toward premiumization to capture even more gains.


AN UNCONVENTIONAL
THREESOME
FUNCTIONAL
BEVERAGE MARKET
SEXUAL ENHANCEMENT
SUPPLEMENTS MARKET
2XL
SWAGGER BRANDS
SPIRITS MARKET

OUR TRACTION

We have an unheard of 85% resale rate

Since introducing our products into the hyper-competitive market of Austin, TX back in 2016, we've seen restaurants, clients, experts and drinkers of all sorts fall in love with our spirits.

We have opened over 100 accounts with bars, lounges, hotels, restaurants and liquor stores, and have been covered extensively by outlets like Tasting Panel Magazine — which rated us an 89/90.

100 ACCOUNTS

with bars, lounges, hotels, restaurants & liquor stores



With an unheard-of 85% resale rate, we caught the attention of Total Wine & More, tapping us into the 4th largest wine and spirits network in the U.S.

OUR **85% RESALE RATE**

CAUGHT THE EYE OF



Total Wine & MORE



WHAT WE DO

Tantalizing taste with endless potential for mixing

featued
mixology

Pomegranate Mojito
Fresh California pomegranate makes the perfect addition to the classic Mojito with PinkKitty Liqueur, fresh mint, fresh lime juice and Liber & Co. real grenadine, which combine for a perfectly refreshing cocktail.

Ginger Peach Lemonade
PinkKitty Liqueur complements Liber & Co. fiery ginger syrup with fresh lemonade for a passionately refreshing cocktail.

Kitty Limeade
PinkKitty Liqueur gets Fesh for Summer! PinkKitty Liqueur, Sprite, Fresh Cherry & Lime Juice

The Cat's Meow
PinkKitty Liqueur®, Grand Marnier, Contreau, Fresh Lime, Orange, & Grapefruit... garnished with a sugar rim!

The Kitty Rita
A Refreshing Frozen Margarita served with a PinkKitty Liqueur Floater!

The Lonely Giraffe
PinkKitty Liqueur mixed with Fresh Cranberry Juice, Strawberry Simple Syrup, Sparkling Water or Soda with Fresh Mint.

The Skinny Leopard
A PinkKitty Spritzer... PinkKitty Liqueur, muddled strawberries & cucumbers and TopoChico Sparkling Water.

The Snow Leopard
A PinkKitty Spritzer... PinkKitty Liqueur, Fresh Grapfruit, TopoChico Sparkling Water garnished with a Lime.

The Lioness
PinkKitty Liqueur coupled with Premium Champagne..

The Skinny Rhino
A Rhino Spritzer...EasyRhino Liqueur, mixed with Fresh Pineapple Juice, soda or sparkling water garnished with a Lime.

Pineapple Rhino Tonic
Fresh Pineapple, Orange, Cucumber, Lime, Organic Ginger with EasyRhino Liqueur.

Ginger Vanilla Lemonade
EasyRhino Liqueur complements Liber & Co. fiery ginger syrup with fresh lemonade for a vigorously refreshing cocktail.

Rhino Smash
EasyRhino Liqueur meets Liber & Co. fiery ginger syrup, sweet and sour and cool, fresh mint for a delicious cocktail.

Old Fashion Rhino
EasyRhino Liqueur, 2 dashes Angostura bitters, 1 Sugar Cube, Few dashes plain water.

The Rhino Rita
A Refreshing Frozen Margarita served with a EasyRhino Liqueur Floater!

Rhino Rancher
EasyRhino Liqueur, Agave, Fresh Lime, Black Berries & Mint.

The Silver Back Gorilla
EasyRhino Liqueur coupled with RedBull over ice.

The Black Rhino
EasyRhino Liqueur mixed with Ginger Beer & Fresh Lime Juice.





EasyRhino Liqueur & PinkKitty Liqueur, 35% Alc./Vol (70 Proof) 2XL Swagger Brands, LLC Austin,TX
2XL

drinkpinkkitty.com
a girl's
bestfriend
PinkKitty
PinkKitty Liqueur® 35% Alc./Vol (70 Proof) 2XL Swagger Brands, LLC Austin,TX
Please Indulge Responsibly & Always With Class!

drinkeasyrhino.com
ultimate
wingman
EasyRhino
EasyRhino Liqueur® 35% Alc./Vol (70 Proof) 2XL Swagger Brands, LLC Austin,TX
Please Indulge Responsibly & Always With Class!

PinkKitty
With an intense, fiery taste, PinkKitty provides ladies with an exotic blend of herbs and introduces intimacy to their drinking experience.



crafted
for her.
PinkKitty



CRAFTED WITH





maca



damiana



peach &
pomegranate



avena
sativa



EasyRhino

The blend of vanilla, cinnamon, and blood orange, all tangled up with our blend of herbs makes EasyRhino a top-shelf tasting option that brings vigor to any night out (or in).




MADE WITH A SEDUCTIVE BLEND OF VANILLA CINNAMON & BLOOD ORANGE WITH HERBS
LIQUEUR
PREMIUM
750ML | 35% ALC/VOL
EASYRHINO
LIQUEUR
Easyrhino Liqueur , 35% Alc./Vol (70 Proof | 2XL Swagger Brands, LLC Austin,TX


CRAFTED WITH
cinnamon,
blood orange,
& vanilla
epimedium
ashwaganda
muiria
pauma

Our creations are about two things: Great taste and a great time. We want to bring couples together for unforgettable nights.

THE BUSINESS MODEL

Minimum gross margin of 50%, game-

changing marketing synergy

We've studied the liquor supply chain and made sure to implement the highest-success rate practices into our business model. This means we focus on a diligent, hands-on approach with creativity as our guiding principle.



PinkKitty & EasyRhino Liqueur, 35% Alc./Vol (70 Proof) | 2XL Swagger Brands, LLC Austin,TX
CHOPIN
LONDON DRY GIN
PINKKITTY
EASY RHINO
2XL
SWAGGER BRANDS

Our one-of-a-kind product is sold to wholesale and retail partners, and we maintain a gross margin of at least 50% to ensure sturdy fundamentals.

We believe that every factor of our business — from production to branding — needs to be in lock-step in order to create a perfect product. That's why we are highly precise about our messaging and communication efforts. This approach is the main factor behind why 85% of the on/off-premises accounts that have bought our spirits have come back for more.

We are in the process to partner up with iHeartMedia for an industry-shattering innovation we call the Swagger Hour, Thursday, and Friday evening radio hours where we compliment the perfect drink with the perfect music.



OUR ONE-OF-A-KIND PRODUCT

IS SOLD TO

WHOLESALE PARTNERS

& WE MAINTAIN A

GROSS MARGIN OF AT LEAST 50%

HOW WE ARE DIFFERENT

Benefits we can all use with taste we all crave

Our proprietary blend of ayurvedic herbs creates a complex flavor bursting sweet fruit aroma and floral hints, but ends with a shockingly smooth finish.







None of our competitors are positioning themselves in this functional benefit space, and we are addressing the demand for gender-specific alcohol products, a market that we believe has been sorely neglected for too long.

The all-natural herbs in PinkKitty and EasyRhino work by:
- Stimulating sexual hormone production
- Increasing oxygen and blood flow
- Increasing desire and enhancing sexual response

THE ALL-NATURAL HERBS IN PINK KITTY & EASY RHINO WORK BY:

STIMULATING
SEXUAL HORMONE PRODUCTION

INCREASING
OXYGEN & BLOOD FLOW

INCREASING & ENHANCING
DESIRE & SEXUAL RESPONSE

THE VISION

Create a new category for functional spirits





Our goal is to become one of the top brands in the high-end alcoholic beverage market. To accomplish this, we plan to expand to over multiple states and bolstered brand awareness through significant marketing by creating major buzz from drinkers and major brands alike.

Down the road, we plan to attract the attention of large spirit companies that align with our ideals. We hope to help these companies fill their new product pipeline and gain significant volume to become a sought after name.

EXPANSION

WE PLAN TO AGGRESSIVELY EXPAND BASED ON OUR AUSTIN MODEL


NY
NV
CA
TX
FL

*Our products are currently distributed in Texas and we aim to expand to the highlighted states.

OUR TEAM

Seasoned entrepreneurs with an outstanding track-record

Founder Robert Tushinsky has a wealth of experience spanning three decades, all leading him to be the ideal person to steer this ship ahead. He's developed international sales channels for startups, brought multiple products to market, and was even awarded CNET "Best Gadget" award for a patented cellular jewelry product.

COO David Cadis, most recently the CEO of Marmol Hawaii Inc, leading in negotiations and business strategies with big box stores and distributors around the world. Twenty years of experience in manufacturing and marketing has given David the right mix of experience and savvy to head up our brand vision.

CFO Robert Guglielmi manages our finances, bringing his breadth of talent from the finance and consulting world.

CBO Jason Robinson is our resident creative. Thanks to his graphic design skills (he founded a successful design business), he's been instrumental in guiding our

(he founded a successful design business), he's been instrumental in guiding our brand.

THE CAUSE

We are very passionate about wildlife conservation. It's our goal to bring more recognition to the cause, particularly to end the senseless abuse of rhinos and big cats. Inspired by some of the planet's magnificent animals, we named our delicious cocktails after some of our endangered friends in hopes of creating your awareness and support.

How do you get involved you ask? Starting in 2021, for every bottle of EasyRhino® and/or PinkKitty Liqueurs® purchased we plan to donate part of the proceeds to charities supporting these animals.

We share the earth with these beautiful animals, and it's our duty as good stewards of the planet to ensure they are all here for generations to come! Enjoy our Craft Liqueurs responsibly... and help support our endangered friends!



WHY INVEST

Not just spirits: A Lifestyle brand

We don't believe we are simply selling people a bottle of booze. We painstakingly orchestrate every element of our business to reflect the ethos of our brand. We are in the business of creating amazing experiences.

In our opinion, the spirits industry has been watered down by cliche brands with no value to add to the consumer's life. If you believe that people are desiring something much more, invest in 2XL Swagger Brands.



SEX IN A
bottle
EASYRHINO
LIQUEUR
PINKKITTY
LIQUEUR
DRINKEASYRHINO.COM | DRINKPINKKITTY.COM
EASYRHINO
PINKKITTY

In the Press







The Daily Meal VODA MAGAZINE the tastingpanel MAGAZINE

SHOW MORE

Meet Our Team





Robert Tushinsky

President/CEO

Robert is an Innovative, high performance, Serial Entrepreneur with exceptional marketing, management and communication skills. He has thirty plus years experience in marketing and executive management.

Product Development / Project Management / Global Partner Relations / Market Expansions / Public Relations/ Customer Relations

30+ Year business success track record

Brought multiple innovative products in different industries to market.

Responsible for developing National and International Sales Channels for start-up medical device product. (2007-current)

First to introduce "Fresh Pack" pasta in various flavors to all CA,NV & AZ Ralph's/VONS/PACE & Price Club locations. (91-94)

Won CNET/CES 2004 "Best Gadget" Award with innovative, patented cellular accessory jewelry products.





Robert Guglielmi
CFO

Robert is the Chief Financial Officer of 2xl Swagger Brands, where he manages the company's finances and played a key role in 2XL Swagger financial planning.

In addition to 2Xl Swagger, Robert serves as the managing partner at Guglielmi & Ohira, a boutique west Los Angeles finance and tax consulting firm. He played a key role in the sale of Belshore Enterprises in 2006 (high-performance auto aftermarket accessories) and the recent Elevee Custom Clothing purchase of the Zenja apparel factory in Mexico (boujee men's custom apparel.)



David Cadis
COO

David is a seasoned executive with many years of leadership experience and success in achieving profitable growth in a variety of industries.

Most recently David held the position of Owner and CEO of Marmol Hawaii Inc. working with big box stores and mass distributors worldwide. His duties included business development and sales as well as direct profit-loss responsibility, David has worked in the manufacturing industry for 20 years; including director of marketing and sales and senior operations manager.



Eric Reininger
Vice Chairman of the Board, Director

An entrepreneur with a track record of success, a strong work ethic, and a common-sense approach to making things happen.

Eric Reininger currently services 1 hours per week in their role with the Issuer.

custom apparel).

Outside of work, Robert stays busy supporting nonprofit organizations funding the preservation and conservation of California highway 1 and the communities which are affected closely. He holds a BS in Accounting from Pepperdine University Malibu California.

Robert Guglielmi currently services 10 hours per week in their role with the Issuer.



David is a Marketing professional with a proven record of success in strategic brand marketing and new product development. Currently responsible for ensuring the strategic brand vision of 2xl Swagger, the #1 luxury Vodka in the world.

A graduate of UCLA, David holds a bachelor's degree in psychology and minor in business.

David Cadis currently services 20 hours per week in their role with the Issuer.



Offering Summary

Company	2XL Swagger Brands, Inc.
Corporate Address	100 Congress Ave. Suite 2000, Austin, TX 78701
Offering Minimum	$9,998.72
Offering Maximum	$1,069,873.92
Minimum Investment Amount (per investor)	$195.84

Terms

Offering Type	Equity
Security Name	Class B Non-Voting Common Stock
Minimum Number of Shares Offered	1,838
Maximum Number of Shares Offered	196,668
Price per Share	$5.44
Pre-Money Valuation	$12,000,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

~~Expedited closing sooner than 21 days~~

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500+ | Here Kitty, Kitty

Invest $500+ and receive a set of fun Branded stickers/ temporary tattoos and PinkKitty ears. All the craze at our promotions.

$1,000+ | "All Good Things…"

Invest $1,000+ and receive one "All Good Things Are Wild and Free" t-shirt with our logo and PinkKitty ears.

$2,500+ | Rhino Rush

Invest $2,500 and receive 5% bonus shares, two "All Good Things Are Wild and Free" t-shirt with our logo and PinkKitty ears.

$5,000+ | Show The Kitty Some Love

Invest $5,000 and receive 7% bonus shares, two T-shirts, a set of PinkKitty and EasyRhino Branded Shot Glasses, and PinkKitty ears.

$10,000+ | It's All About The Animal In You

Invest $10,000 and receive 10% bonus shares, PinkKitty and EasyRhino Branded Shot Chiller dispenser, two T-shirts, a set of Branded Shot Glasses, PinkKitty ears, and 20% off your Lifetime subscription to our "Spirit of The Month" Club (launching Q1 2021).

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

2XL Swagger Brands, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $5.44/ share, you will receive and own 110 shares for $544. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

4 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, 2XL Swagger Brands, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in 2XL Swagger Brands, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Material Change in Offering

18 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the 2XL Swagger Brands, Inc. offering. Here's an excerpt describing the specifics of the change:

2XL Swagger provided reviewed financials and increased their maximum raise amount.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by

StartEngine via email with further instructions.

The Secret Behind America's Most Provocative Premium Vodka Brands - Elite Music News Article

25 days ago

we made the news again! here's the latest article from Elite Music News.

https://www.elitemusicnews.com/2020/06/the-secret-behind-americas-most.html?m=1

Yahoo! Finance Article on 2XL SWAGGER BRANDS

about 1 month ago

Our Story just got picked up by Yahoo! Finance. read it here.

https://finance.yahoo.com/news/ceo-2xl-swagger-brands-robert-160000187.html

Article from The Influential

about 1 month ago

Hello all, I'm happy to share another article about our Brands from the leading luxury and elevated lifestyle magazine "the voice of exclusivity and refined taste" – The Influential

https://www.the-influential.com/2020/06/the-face-behind-americas-most-seductive-vodka.html?m=1

Article in The Continental Times

about 1 month ago

Hello Everybody,

We're extremely excited to launch our CF campaign on StartEngine.

Wanted to share with you all that we just got picked up by

The Continental Times: https://www.thecontinentaltimes.com/2020/06/the-true-story-behind-americas-sexiest.html

Look forward to sharing more updates with you all soon.

END OF UPDATES

Comments (20 total)

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Darlene Wallace `SE OWNER` `25 INVESTMENTS` `INVESTED` 18 days ago
Thanks for providing your financial's Robert. I have reconfirmed my investment and look forward to you doing great things and having a successful business.

> **Robert Tushinsky** - 2XL Swagger Brands, Inc. 18 days ago
> Thanks Darlene! sorry for the delay.

Austin Pond `5 INVESTMENTS` a month ago
I'm very interested in investing, I think you have a great concept and this could become a great company, that said I looked in your offering details and did not see anything that showed how investors will realize their return. I understand investing should be a long term hold, but what is the end goal of the company? Is the end goal of the company to be acquired by another company? Is the end goal to IPO? Is there growth goals to help reach those goals? An investment is no good if it is completely illiquid. Again I understand that this should be viewed as long term hold, and there are significant risks, but is there even a plan to ensure that investors will eventually be able to realize their investment?

> **Robert Tushinsky** - 2XL Swagger Brands, Inc. a month ago
> Hello Austin, thanks for your interest to invest and question.
> We have a clear exit strategy. I believe it's explained in our disclosure section. With major spirits conglomerates paying $3,000 to $11,000 per 9L case volume for acquired brands who develop a market share we expect to be the next M/A within 3-4 years. With the uniqueness and excitement already generated in the Austin, TX market we are confident we'll achieve our goal when we have the capital to duplicate in other markets. Checkout some of the most recent Spirits M/A like Casamigos, Deep Eddy Vodka and many others. All were acquired within 4-5 years once reaching an industry milestone of 100,000 9L cases. I hope I've satisfied your question. Best, Robert

---

eric williams `2 INVESTMENTS` a month ago
I wish I could have my wife try this before I invested. If it works on her then you would have a goldmine on your hands.

> **Robert Tushinsky** - 2XL Swagger Brands, Inc. a month ago
> thanks for your investment Eric and welcome onboard! you know, you can go to our website www.2xlswagger.com and select the Buy Now button and it will redirect you to a retailer that can ship to 44 states.

Darlene Wallace `SE OWNER` `25 INVESTMENTS` `INVESTED` a month ago
Thank you for the information Robert. I also have a question. My account shows the following statement: "The issuer has not yet reached their minimum funding goal. When the issuer meets their minimum funding goal, your investment will automatically be pushed through within one week". You have already met you minimum, right? I think this is an error. Thanks for your attention to this matter.

> **Robert Tushinsky** - 2XL Swagger Brands, Inc. a month ago
> My pleasure Darlene. yes, it must be an auto response error that could be associated with some page errors I'm seeing too but it's all good. Have a terrific weekend!

Darlene Wallace `SE OWNER` `25 INVESTMENTS` `INVESTED` a month ago
Just invested today. I am so excited and looking forward to seeing this company grow and to being a customer myself! Lets go!

> **Robert Tushinsky** - 2XL Swagger Brands, Inc. a month ago
> Thank you Darlene and welcome onboard! We've got some big things happening here in Austin. Starting next week you'll be able to tune into the Dudley & Bob show on KLBJ-FM and hear them Rave about PinkKitty and EasyRhino.

Robert Tushinsky - 2XL Swagger Brands, Inc. a month ago

Robert Tushinsky - 2XL Swagger Brands, Inc.   a month ago
Our Story got picked up by Yahoo! Finance. Read it here.
https://finance.yahoo.com/news/ceo-2xl-swagger-brands-robert-160000187.html

---

tony bremner   `3 INVESTMENTS`   a month ago
Love the product what do I get if I invest

> **Robert Tushinsky** - 2XL Swagger Brands, Inc.   a month ago
> Thanks Tony! most importantly, you get part ownership via shares in 2XL Swagger Brands plus whatever miscellaneous swag offered for each level of investment you choose. Best, Robert

---

Miguel Costa   `3 INVESTMENTS`   2 months ago
Hello Robert,
I agree that you aren't producing a health product, I am just trying to understand what are the basis for 2XL brands spirits to be placed as spirits with aphrodisiac qualities -besides what is described above.
I also understand that you aren't going to reveal any trade secrets; however, a generalized description of how the aphrodisiac compounds are stabilized to be in alcohol for an indefinite amount of time would be appreciated.

Best regards,
Miguel Costa

> **Robert Tushinsky** - 2XL Swagger Brands, Inc.   2 months ago
> Greetings Miguel,
> Please research some of the following herbs; Ashwaganda, Avena Sativa,Damiana, Epimedium, Maca and Muira Pauma. these are a few of the herbs used in our formulations. I hope you can understand that even a generalized description of our distilling and infusing process would be too revealing of our highly valued trade secrets that took us years to get right. The spirits industry has very few innovators. They are quick to copy and steal from those who are. Our goal is to capitalize on our innovation and our processes are a part of it.
> Best,
> Robert Tushinsky

(**SHOW MORE COMMENTS**)

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Script

For

StartEngine Campaign

(Voiceover)

2XL Swagger Brands, The world's most seductive spirit brands.

We created aphrodisiac alcohol products for Him and Her.

While bar business had to close these past few months the alcohol industry still saw continued growth in sales. https://www.newschannel5.com/news/alcohol-sales-spike-during-covid-19-pandemic-but-its-not-just-for-drinking

By Developing a whole new category of spirits that's already taken Austin, TX by storm.

Major spirits conglomerates pay $3,000 to $11,000 per 9L case volume for acquired brands who develop a market share

Introducing PinkKitty and EasyRhino Liqueur's.

Plan to be a trailblazer.

Become an early investor now.

2XL Swagger Brands.

(Text as it appears in sequence to the above voiceover)

Seductive Brands

Aphrodisiac

Formulated -Him & HER

Why Invest?

VISION

Opportunity

Growth Industry

Resilient Sales

Unique Opportunity

New Category

INVEST

This is Your Chance

Don't Miss Out

2 Brands One Journey

Proprietary Blend

Specially Formulated

INVEST

Aphrodisiac Spirits

Unique Opportunity

2XL Swagger Brands – PinkKItty & EasyRhino

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:08 PM 05/19/2020
FILED 08:08 PM 05/19/2020
SR 20204193344 - File Number 7977839

CERTIFICATE OF INCORPORATION OF 2XL SWAGGER BRANDS, INC.

Article I

The name of the corporation is 2XL Swagger Brands, Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 651 N. Broad St., Suite 206, Middletown, DE 19709 (New Castle). The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The Corporation shall have authority to issue Five Million (5,000,000) shares of common stock, consisting of: (i) Three Million (3,000,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) Two Million (2,000,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights. The number of authorized shares of Class A Common Stock, Class B Common Stock or any other class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of Class A Common Stock. The Board of Directors is hereby expressly authorized to provide for the issuance of shares of preferred stock in one or more series and, by filing a certificate pursuant to the applicable law of the Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of

Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on May 18, 2020.



Jeffrey S. Marks, Incorporator